Exhibit 4.4

MODEL REORG ACQUISITION, LLC
AMENDMENT NO. 1 TO AMENDED AND RESTATED
SUBORDINATED PROMISSORY NOTE

This Amendment No. 1 (this “Amendment”) dated as of April 25, 2014 between Model Reorg Acquisition, LLC, a Delaware limited liability company (the “Issuer”) and Quality King Distributors, Inc., a New York corporation (the “Holder”) to that certain Amended and Restated Promissory Note dated January 7, 2011 of the Issuer payable to the order of the Holder in the principal amount of $35,000,000 (“A&R Note”) is entered into by and between the parties hereto to amend the A&R Note. Capitalized terms used herein that are not defined shall have the meaning set forth in the A&R Note.

WHEREAS, this Amendment and the A&R Note are subject to a subordination agreement (as amended, the “Subordination Agreement”) dated as of January 7, 2011 between the Holder and Wells Fargo Bank, National Association, a National Banking Association, in its capacity as Administrative and Collateral Agent pursuant to the Senior Creditor Agreements (as defined in the Subordination Agreement) acting for and on behalf of the parties thereto as lenders;

WHEREAS, the Senior Creditor Agreements are being amended contemporaneously herewith to, among matters, extend the “Maturity Date” (as defined in the Senior Creditor Agreements) to April 25, 2019;

WHEREAS, the parties desire to amend the A&R Note to extend the “Maturity Date” (as defined in the A&R Note) and delay the amortization of the A&R Note;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1.Extension of Payment Dates. Paragraph 1 of the A&R Note shall be amended and restated in its entirety to read:

“Subject to the terms of the Subordination Agreement, the principal amount hereof shall be payable in fourteen (14) installments, consisting of (a) thirteen (13) consecutive quarterly installments of $2,500,000 each on the last day of each January, April, July and October, commencing on July 31, 2019 and continuing until the earlier of payment in full or the Maturity Date, and (b) a final installment of the remaining unpaid principal balance hereof on October 31, 2022 (the “Maturity Date”).”

2.Governing Law. This Amendment shall be governed by and construed in all respects under the laws of the State of New York, without reference to its conflict of laws, rules or principles that would defer to the laws of another jurisdiction.

3.No Other Amendments. Save and except as expressly set forth in this Amendment, the A&R Note remains in full force and effect without amendment or other modification.

4.Multiple Counterparts. This Amendment may be executed in multiple counterparts each of which shall be deemed an original hereof.

     IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this instrument as of the day and year first above written.

Issuer:

MODEL REORG ACQUISITION, LLC

By PERFUMANIA HOLDINGS, INC.,
as sole member

By: /S/ Michael W. Katz
Michael W. Katz
President and CEO

Holder:

QUALITY KING DISTRIBUTORS, INC.

By: /S/ Michael W. Katz
Michael W. Katz
Executive Vice President